Issuer Free Writing Prospectus

Filed Pursuant To Rule 433

Registration File No. 333-276763

SLPP Trek Video – Carmen’s Journey

Topic/Story Flow	Script	Onscreen Images	Onscreen Disclosure
Intro slide w/ title & subtitle Title: Brighthouse Shield Level Pay Plus® II Annuities presents Subtitle: Carmen’s Journey
Intro	Carmen is away for a long weekend with friends; she’s also getting ready for retirement. She’s confident that she’ll have income to cover her monthly expenses in retirement, but she also wants to continue annual traditions like this, so she moved a portion of her savings into a Shield Level Pay Plus Annuity from Brighthouse Financial.		Brighthouse Shield Level Pay Plus® II Annuity and Brighthouse Shield Level Pay Plus® II Advisory Annuity, collectively referred to as “Shield Level Pay Plus® Annuities” or “Shield Level Pay Plus® II Annuities,” are part of the Brighthouse Financial® suite of single premium deferred index-linked annuity products referred to as “Shield® Level Annuities Product Suite” or “Shield® Level Suite Annuities.” Product availability and features may vary by state or firm. Shield Level Pay Plus Annuities are not available in New York.

SLPP Trek Video – Carmen’s Journey

SLPP Overview

A Shield Level Pay Plus Annuity is an index-linked annuity that provides growth opportunities in up markets, a level of protection in down markets, and when she’s ready – a stream of income that’s guaranteed to last for life.

Just as important as protection, growth, and guaranteed income, Carmen wants to maximize her premium dollars. With a Shield Level Pay Plus Annuity, there are no base contract fees – she only pays an annual rider charge.

Brighthouse Shield Level Pay Plus II Annuities are index-linked annuities, which means they track the performance of one or more market indices and do not invest directly in the markets.

Early or excess withdrawals may affect the amount or ability to receive lifetime income. All guarantees are subject to the claims-paying ability and financial strength of the issuing insurance company. If the account value reduces to zero, income will be based on the applicable lifetime guarantee rate. Withdrawals in excess of the Free Withdrawal Amount may be subject to withdrawal charges. Brighthouse Shield Level Pay Plus II Advisory Annuity does not have a withdrawal charge.

SLPP Accumulation Illustration

Carmen worked with her financial professional to build her annuity. She was able to choose from two versions of the built-in income rider – both offer market growth opportunities and withdrawal rates that increase the longer she waits to start receiving income.

Carmen chose an initial 1-year term with 10% downside protection. She also chose a well-known equity index for her annuity to track. So, if the index is down by 15% at the end of her term, Brighthouse Financial will absorb the first 10%, meaning her investment only goes down 5%.

In return for the level of downside protection, there’s a cap on upside growth. For Carmen’s 1-year term, her growth cap is 10%. So, if the index is up 8% at the end of the term, she’ll earn the 8%. If the index is up 13% at the end of the term, she’ll earn 10%.

Accumulation animation overlayed on scenic landscapes:

Hypothetical example for illustrative purposes only. This example does not reflect actual account values. Positive and negative return percentages do not reflect the deduction of the annual rider charge, which will reduce the account value. The Shield Options available may vary by state or firm.

The contract owner can participate in rising markets up to the rate crediting type. Growth opportunities are based on the elected rate crediting type. The performance (Performance Rate) for each Shield Option is determined on the term end date and is based on the index performance, adjusted for the applicable Shield Rate (level of protection) and rate crediting type. Actual performance may be greater or less than what is shown. Performance may differ due to the Shield Rate and elected rate crediting type. The issuing insurance company will absorb losses up to the level of protection in falling markets. The account value will be reduced by any negative index performance beyond the elected level of protection. If the Fixed Account is not elected, there could be a substantial loss if the index declines more than the level of protection. Availability of the Fixed Account may vary by state.

SLPP Trek Video – Carmen’s Journey

SLPP Income Illustration

Carmen selected one version of the income rider. Her future income is determined by her Benefit Base, which is initially equal to her purchase payment. Her Benefit Base won’t decrease because of market losses, but upside gains and her chosen version of the income rider can help it grow.

When she’s ready to turn on her income stream, Carmen can choose withdrawals for only herself or for her and her spouse.

If she chooses Joint Life Income and the unexpected happens to Carmen or her husband or wife, the surviving spouse will continue to receive the same income payments they’ve come to rely on with no interruption – even if the account value reduces to zero.

Income animation overlayed on scenic landscape: THE FRIENDS BREAK THROUGH THE FOREST TO A BEAUTIFUL BLACK SAND BEACH AND A COZY “GLAMPING” SET UP.

Hypothetical example for illustrative purposes only. Benefit Base is referred to as the GLWB Base in the prospectus. The Benefit Base may be reduced by early or excess withdrawals. The Benefit Base cannot be withdrawn as a lump sum or paid as a death benefit and is not an amount guaranteed to be returned if the contract owner surrenders the contract. The illustration shows the growth potential of both versions of the Brighthouse Shield Level Pay Plus II Annuity income rider: Market Growth and Market Growth with Rollup. One version of the rider must be selected at contract issue. See the prospectus for more details.

Hypothetical example for illustrative purposes only. For the Market Growth version of the rider, which does not feature a rollup, the Benefit Base will step up to the account value on each contract anniversary through age 90 (contract anniversary prior to 91st birthday) of the older owner if the account value (after deducting any rider charge) is greater than the then-current Benefit Base. For the Market Growth with Rollup version of the rider, a Rollup Rate will be applied to the Benefit Base on each contract anniversary for the first 10 contract years from the date of issue in years when there are no withdrawals taken. The Rollup Rate is applied before deducting the rider charge and before taking into account any step-ups based on market growth. See the prospectus for more details.

SLPP Trek Video – Carmen’s Journey

CTA

A level of protection plus upside potential and a guaranteed income stream for life can help Carmen worry less about maintaining her lifestyle when she retires, giving her more time to plan her next adventure.

Talk to your financial professional to see if a Brighthouse Shield Level Pay Plus Annuity is right for you.

Brighthouse Financial – build for what’s ahead.

Guaranteed lifetime income depends upon staying within the parameters of the rider.

SLPP Trek Video – Carmen’s Journey

Ending Disclosures

If Joint Life Income is elected, a joint covered person must be added to the contract. The joint covered person must be the spouse of the covered person, cannot be more than 10 years younger than the covered person as determined by the birthdays of the two individuals, and will be considered the primary beneficiary.

Prior to the date the contract owner starts taking Annual Benefit Payments under the income rider, spousal continuation is allowed provided the spouse is not more than 10 years younger than the deceased. After the contract owner starts taking Annual Benefit Payments under the income rider, spousal continuation is only available if Joint Life Income was elected. See the prospectus for more details.

Withdrawals of taxable amounts are subject to ordinary income tax. Withdrawals made before age 59½ may also be subject to a 10% federal income tax penalty. Distributions of taxable amounts from a non-qualified annuity may also be subject to the 3.8% Net Investment Income Tax that is generally imposed on interest, dividends, and annuity income if the modified adjusted gross income exceeds the applicable threshold amount. Withdrawals will reduce the death benefit and account value. Withdrawals may be subject to withdrawal charges. Early or excess withdrawals may reduce the Benefit Base and Net Purchase Payment Amount. The Benefit Base is referred to as the GLWB Base in the prospectus.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield Level Pay Plus® II Annuity and Brighthouse Shield Level Pay Plus® II Advisory Annuity, collectively referred to as “Shield Level Pay Plus® Annuities” or “Shield Level Pay Plus® II Annuities,” which are part of the suite of single premium deferred annuity products referred to as “Shield® Level Annuities Product Suite” or “Shield® Level Suite Annuities.” These products are index-linked annuities issued by, and product guarantees are solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form 5-213-1 (07/24) (“Brighthouse Financial”). Shield Level Pay Plus Annuities are distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Shield Level Pay Plus Annuities have charges, termination provisions, and terms for keeping them in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. These products are not available in New York.

Shield Level Pay Plus Annuities are registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates. 2403 CLVA1873951